August 5, 2013

Via E-Mail and US Mail

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

RE:	CONMED Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 25, 2013 File No. 000-16093

Dear Mr. James:

We are in receipt of your letter dated July 29, 2013 regarding your review and comments on CONMED Corporation’s filings. Following each of the SEC’s comments is our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 1 - Operations and Significant Accounting Polices, page, 57

Revenue Recognition, page 60

1.	We note your response to prior comment 2. Please quantify for us the amount of gross and net revenue recognized as service fees under the JDDA agreement for the year ended December 31, 2012 and the three and six months ended June 30, 2013. In this regard, please also revise future filings, when applicable, to separately present revenue from services separately if it exceeds ten percent of total revenue. Refer to Rule 5-03(b) (l) of Regulation S-X. Please also tell us how these service revenues are presented in the Sales Summary on pages 11 and 12 of Exhibit 99.1 in your July 24, 2013 Form 8-K.

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Response:

The service revenues are included in the Orthopedic surgery sales line item on pages 11 and 12 of the Exhibit 99.1 in our July 24, 2013 Form 8-K. Our aggregate service revenues do not exceed ten percent of our total revenues and therefore do not require separate presentation pursuant to Rule 5-03(b)(1). If in future periods our aggregate service revenues exceed ten percent of our total revenues we will present them separately.

Gross and net service revenues under the agreement are noted below.

(In thousands)	December 31, 2012	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
CONMED service fee revenue	29,415	8,120	16,035
PRP products	4,567	851	1,807
Amortization	(6,000)	(1,500)	(3,000)
Net revenue from MTF agreement	27,982	7,471	14,842

2.	We also note your proposed revised revenue recognition policy disclosure provided in response to prior comment 2. Please also revise your policy to describe that MTF records revenue when tissue is shipped to its customers and to describe your timing of revenue recognition under the JDDA similar to the last sentence of the penultimate paragraph on page 4 of your response. Please provide us with a copy of your proposed revised disclosure.

Response:

Please find the proposed revised disclosure below:

We recognize revenues related to the promotion and marketing of sports medicine allograft tissue in accordance with the contractual terms of our agreement with Musculoskeletal Transplant Foundation (“MTF”) on a net basis as our role is limited to that of an agent earning a commission or fee. MTF records revenue when the tissue is shipped to the customer. Our services are completed at this time and net revenues for the “Service Fee” for our promotional and marketing efforts are then recognized based on a percentage of the net amounts billed by MTF to its customers. The timing of revenue recognition is determined through review of the net billings made by MTF each month. Our net commission Service Fee is based on the contractual terms of our agreement and is currently 50%. This percentage can vary over the term of the agreement but is contractually determinable. Our Service Fee revenues are recorded net of amortization of the acquired assets, which are being expensed over the expected useful life of 25 years.

Note 4. Goodwill and Other Intangible Assets, page 63

3.	Further to your response to prior comment 3 regarding the classification of the promotional, marketing and distribution rights, as it appears that the rights meet the definition of an Intangible Asset as defined in the FASB Master Glossary, please tell us how the exclusion of the amortization of the agreement from the table of five year estimated aggregate amortization expense complies with FASB ASC 350-30-50-2(a)(3).

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Response:

We acknowledge that the promotion, marketing, and distribution rights meet the definition of an intangible asset. In future filings we will include the estimated amortization of this asset into our five year estimated aggregate amortization expense table with clarification that this portion of the amortization will be recorded as a reduction of revenues rather than an expense. If we had included the amortization expense in the table in our June 30, 2013 Form 10-Q, the amounts are as follows:

(In thousands)	Amortization included in expense	Amortization recorded as a reduction of revenue	Total
2013	$7,866	$6,000	$13,866
2014	7,240	6,000	13,240
2015	6,860	6,000	12,860
2016	6,751	6,000	12,751
2017	6,737	6,000	12,737
2018	6,682	6,000	12,682

4.	In this regard, in consideration of FASB ASC 350-30-45-1 and Rule 5-02(15) of Regulation S-X, please revise the balance sheet caption for the agreement to properly describe it as an intangible asset, net and not just as an other asset. Please confirm for us what label you intend to use for the agreement in your response.

Response:

We will revise our balance sheet to reclassify the net amount of the promotional, marketing and distribution rights asset from “Other assets” to “Other intangible assets, net”. We will add language to future filings stating “We have reclassified the promotional, marketing and distribution rights totaling $143.6 million at December 31, 2012 from Other Assets to Other Intangible Assets, net to conform to current year presentation”.

We will also update the other intangibles asset table in Note 7 – Goodwill, Other Intangible Assets and Other Assets in future filings to the following presentation:

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(In thousands)	December 31, 2012		June 30, 2013
Amortized intangible assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$135,690	$(50,083)	$135,690	$(52,644)
Promotional, marketing and distribution rights	149,376	(6,000)	149,376	(9,000)
Patents and other intangible assets	54,412	(37,554)	54,435	(39,002)
Unamortized intangible assets:
Trademarks and tradenames	88,344	—	88,344	—
	$427,822	$(93,637)	$427,845	$(100,646)

Thank you for your consideration. Please feel free to contact me at (315) 624-3202 or Robert D. Shallish, Jr. at (315) 624-3206 should you have any questions or comments relative to this response or any other matter.

Best regards,

/s/ Luke A. Pomilio

Luke A. Pomilio

Executive Vice President, Controller,

Corporate General Manager & Principal Accounting Officer

LAP:mlj

cc:	Robert D. Shallish, Jr. – Executive Vice President, Finance & CFO
Daniel S. Jonas, Esq. – Executive Vice President, Legal Affairs & General Counsel
Terence Berge – Corporate Vice President, Treasurer & Assistant Controller
Kate Tillan, Assistant Chief Accountant
Kevin Kuhar, Accountant

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